April 21, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Chee Corp. Registration Statement on Form S-1 Filed March 22, 2017 File No. 333-216868

Ladies and Gentlemen:

We are submitting this letter on behalf of Chee Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated April 12, 2017 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-216868) filed with the Commission on March 21, 2017 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1.     Disclosures indicate that you are a development stage company with nominal operations since your incorporation on October 26, 2016, no revenues to date, dependence upon proceeds from this offering to implement your plan of operations, no arrangements for any additional financing that may be needed, and a going concern opinion from your independent public accounting firm. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Revise the registration statement to comply with Rule 419. Alternatively, provide us a detailed legal analysis explaining why Rule 419 does not apply to this offering.

Response:

The Company is not a “Blank Check” company as defined by Rule 419 of the Securities Act of 1933, as amended (“Rule 419”) and, therefore, the registration statement need not be amended to comply with the requirements of Rule 419.

Pursuant to Rule 419 of Regulation C a blank check company is:

  1.  a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entities or persons; and

  2.   is issuing “penny stock,” as defined in Rule 3a51-1 of the Securities Exchange Act of 1934.

While the Company is a development stage company, it is not a blank check company. The Company has revenues, products, arrangement for additional financial, a specific business purpose and has not indicated that it has any plans or intention to engage in a merger or acquisition with an unidentified company or companies, or other entities or persons.

The Company has entered into a contract with Gaoxie Trading Co., Ltd. and Danafixe Inc. for purchase the Company’s 3D printing goods. In its short period of existence, the Company has generated initial revenues from our first Buyer of $5,800 and we have prepaid order from Danafixe Inc. of the amount of $8,800. At this stage we are actively engaged in attracting, as well as searching for new customers for our company

Although, the Company has limited resources, assets and a going concern paragraph in its auditor’s report, this is a common feature of development stage companies. The Company has, and continues to, explore all avenues to develop its business plan and operation.

Furthermore, the Company believes it would be misleading to inform prospective investors that it intends to acquire some other business or company, when it has no intention to do so. And pragmatically, complying with Rule 419 would render the Registration Statement completely incoherent in light of the detailed business plan, risk factors, and other information disclosed throughout.

In addition, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity:

Chee Corp. is not a Blank Check company. We have no any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

For the reasons stated, the Company is not a blank check company.

Registration Statement’s Facing Page

2.   The EDGAR system indicates that your primary standard industrial classification number is 3990 and not 3555. Please revise.

Response:

The information was revised.

3.   Please update your EDGAR company profile to reflect the current address of your principal executive offices.

Response:

The information was revised.

Our business in currently reliant on one supplier..., page 16

4.     Disclose whether you have an agreement with your single supplier, and, if so, summarize the principal provisions, including duration or term, of the agreement in the business section. We note the purchase agreement filed as exhibit 10.1 to the registration statement.

Response:

The information was disclosed.

Plan of Distribution, page 28

5.     Please elaborate on the manner in which your sole director and officer will offer the securities and how investors will learn about the offering. Provide us copies of any materials that your sole director and officer intends to use in offering and selling the securities. Additionally, disclose the countries other than China in which your sole director and officer intends to offer and sell the securities.

Response:

The information was revised.

In General, page 30

6.     Disclosure in the first paragraph states that you have made significant purchase of assets since your incorporation, viz., renting an office building in China. Since the rental of an office building is not a purchase of assets, please revise.

Response:

The information was disclosed.

7.     Revise disclosure in the fourth paragraph to clarify that you have an oral or verbal agreement but no written agreement with Mr. Jiang Da Wei for a loan. We note the agreement filed as exhibit 10.2 to the registration statement.

Response:

The information was revised.

Initial Focus of Our Business, page 31

8.   We note the phrase “this is not our main products line” in the first paragraph. Clarify what your “main products line” is.

Response:

The statement was clarified.

9.   The meaning of the phrase “our intention will be much preponderant” in the first paragraph is unclear. Please revise.

Response:

The information was revised.

Startup Equipment, page 33

10.  Specify the cost of each of the two 3D printed machines that you have purchased. Additionally, specify on page 35 the cost of the five coils of ABS and PLA, the one extra spool of ABS, and the three coils of nylon that you intend to purchase to start operations. We note that the table on page 38 does not appear to include any of these startup costs.

Response:

The information was specified.

Printer, page 33

11.  Please elaborate on each of the items listed under “Pros” and “Cons.”

Response:

The information was elaborated.

Facilities, page 36

12.  Please summarize the principal provisions, including duration or term, of your office building lease. We note the lease agreement filed as exhibit 10.3 to the registration statement.

Response:

The information was summarized.

Jiang Da Wei, page 43

13.  Please revise the second paragraph to describe any of the listed events that occurred during the past 10 years rather than the past five years as required by Item 401(f) of Regulation S-K.

Response:

The information was revised.

Significant Employees and Consultants, page 45

14.  Disclosure that you have one employee, Mr. Jiang Da Wei, is inconsistent with disclosure on page 36 that you have no employees and that Mr. Jiang Da Wei is an independent contractor. Please reconcile the disclosures.

Response:

The information was disclosed.

Security Ownership of Certain Beneficial Owners and Management, page 47

15.  Disclosure in the second paragraph that the percentages are calculated based on 2,000,000 shares of your common stock issued and outstanding is inconsistent with disclosure in the table immediately below and elsewhere in the registration statement that there are 4,500,000 shares of your common stock issued and outstanding. Please reconcile the disclosures.

Response:

The information was disclosed.

Where You Can Find More Information, page 48

16.  Clarify that you will become subject to reporting requirements under the Exchange Act upon effectiveness of the registration statement.

Response:

The statement was clarified.

Interests of Named Experts and Counsel, page 48

17.  Please provide counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

Response:

The information was provided.

Exhibits, page 68

18.  Disclosures in the exhibit list that the date of the purchase agreement filed as exhibit 10.1 to the registration is January 23, 2017 and the date of the lease agreement filed as exhibit 10.3 to the registration statement is January 20, 2017 are inconsistent with disclosures in exhibits 10.1 and 10.3 that the date of the purchase agreement is December 23, 2016 and the date of the lease agreement is December 20, 2016. Please reconcile the disclosures.

Response:

The information was disclosed.

Exhibits 10.1, 10.2, 10.3, and 10.4

19.  Please revise the captions of these exhibits in the exhibit list to reflect that:

•       the purchase agreement dated December 23, 2016 is between Yueqing Swai Electronic Co., Ltd. and Chee Corp.;

•        the verbal agreement dated October 26, 2016 is between Jiang Da Wei and Chee Corp.;

•       the lease agreement dated December 20, 2016 is between Mao Xunzhao and Chee Corp.; and

•       the agreement for sale of goods dated February 7, 2017 is between Chee Corp. and Gaoxie Trading Co., Ltd.

Response:

The information was revised.

Sincerely,

/s/ Jiang Da Wei

President of Chee Corp.